Exhibit 1

Agnico-Eagle Mines Limited News Release

Stock Symbols:	AEM (NYSE and TSX)	For further information:
David Smith; Vice-President, Investor Relations
(416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE EXPANDS GOLD ZONES AT PINOS ALTOS;
SIGNS OPTION TO ACQUIRE EL REALITO PROPERTY IN MEXICO

Toronto (June 27, 2007) - Agnico-Eagle Mines Limited is pleased to provide an update on its spring exploration and acquisition activities in Mexico.  Significant drilling results have been returned at Pinos Altos including potentially ore-grade gold intercepts near surface and also at depth.

More than half of the Company’s exploration expenditures in 2007 (more than $40 million) are expected to be in Mexico, with $26 million earmarked for the Pinos Altos property.  Additionally, Agnico-Eagle is investigating other attractive land acquisitions and option agreements similar to the 2006 Pinos Altos acquisition.  The Company has made several strategic investments in junior exploration companies in Mexico as well.

Highlights of the recent exploration activity in Mexico include:

•                  Significant gold mineralization continues to be intersected near-surface and at shallow depths on the Creston Colorado and Mascota zones located in the northwest quadrant of the Pinos Altos property, approximately seven kilometres from the main Santo Nino zone.  These new zones have not yet been included in the gold resource and are open in all directions

•                  Also at Pinos Altos, several drill holes continue to intersect potentially ore-grade mineralization over significant thicknesses between the Santo Nino and Cerro Colorado zones, suggesting that they are in fact one zone.  This new mineralization, and the entire Cerro Colorado mineral resource, has not been included in the base case feasibility study currently undergoing third party review

•                  Agnico-Eagle has signed an option agreement under which it may purchase 100% of the El Realito property in Sinaloa, Mexico from a privately held company.  A recent trenching program identified a gold-bearing structure with a strike length of over two kilometres

http://www.agnico-eagle.com/files/PinosLocationMap.pdf

“The most recent Pinos Altos exploration results give us further confidence that we will be able to meet our previously stated gold reserve target of 18 million to 20 million ounces by the end of 2008.  Agnico-Eagle’s gold reserves already exceed the average of the rest of the mid-tier gold producers by more than double” said Sean Boyd, Vice-Chairman and Chief Executive

Officer.  “Further reserve growth beyond our stated targets is possible as we continue to encounter potentially ore-grade mineralization outside of our currently defined reserve and resource envelope” added Mr. Boyd.

Since acquiring the Pinos Altos property through an option agreement in 2006, Agnico-Eagle has been focusing on in-fill drilling around the main Santo Nino and Oberon de Weber zones, for the purpose of producing a feasibility study.  The study is now completed and is undergoing third party engineering review.

All the necessary land agreements with the four local ejidos have been established.  Negotiations for additional surface rights with the underlying royalty holder are ongoing.  If these negotiations are not successful, modifications to the proposed mine plan contained in the base case feasibility study will be implemented.

Pinos Altos Resource Likely to Increase as Santo Nino and Cerro Colorado Zones Appear to Converge

Four drill rigs are operational on the Pinos Altos property.  Total drilling in 2007 to date exceeds 21,000 metres.

The Company has also been drilling outside of the current resource envelope primarily focusing at depth and along strike of the Santo Nino and Cerro Colorado structures.

Some of the most significant results in 2007 at Pinos Altos were from the deep resource expansion program at Santo Nino.  This program was planned to investigate whether the main Santo Nino zone and the higher grade Cerro Colorado zone might join at depth.

To this end, hole PA-07-170 returned 5.47 grams per tonne gold and 179.3 grams per tonne silver over a true thickness of 14.4 metres.  Hole PA-07-175 returned 5.47 grams per tonne gold and 68.9 grams per tonne silver over a true thickness of 7.1 metres.  These holes are located between the Santo Nino and Cerro Colorado zones and have increased confidence that the two zones may be the same zone.

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t)	Silver (g/t)
PA-07-170*	Cerro Colorado	14.4	491.0	507.5	5.47	179.3
PA-07-174	Cerro Colorado	13.5	545.5	562.0	1.58	41.1
PA-07-175	Cerro Colorado	48.2	531.3	598.0	1.73	40.9
including		7.1	534.0	544.0	2.11	49.8
and		7.1	570.0	580.0	5.47	68.9
PA-07-178	Cerro Colorado	8.1	630.0	639.5	3.66	64.2
PA-07-180**	Cerro Colorado	6.0	488.5	495.0	5.51	126.3

* Additional results received from previously disclosed hole;

**Some results pending in hole PA-07-180.

http://www.agnico-eagle.com/files/PinosLongitudinalMap.pdf

As the gold resource at Cerro Colorado has not yet been included in the base case feasibility study, these results are potentially significant to future production.  Further definition of the Cerro Colorado resource and its inclusion in the mine plan would likely enhance the economics of the Pinos Altos project as it is higher grade than the current reserves (Cerro Colorado has an inferred resource of 1.5 million tonnes grading 3.7 grams per tonne gold, or 180,000 ounces of gold, and 76.6 ounces per tonne silver, or 3.8 million ounces of silver as at February 2007).

Recent New Discoveries Continue to Grow in Northwest Quadrant of Property

In the northwest quadrant of the Pinos Altos property, approximately seven kilometres from the main deposit at Santo Nino, the Mascota and Creston Colorado zones continue to provide more evidence of the potential to expand overall gold and silver resources on the property.

In the fall of 2006, surface mapping, sampling and trenching identified gold associated with at least two apparently flat lying zones of quartz vein and stockwork mineralization near surface, each covering an area several thousand square metres in size.  The mineralization is similar to Santo Nino (except in its orientation), with brecciated quartz veins and an associated quartz stockwork system and some green-coloured quartz and traces of visible gold.

http://www.agnico-eagle.com/files/PinosGeologyMap.pdf

A drilling program has been underway at Creston Colorado and the adjacent Mascota zone since December 2006 using a portable drill.  Over 4,000 metres have been completed so far with several significant results.

Significant Thicknesses Intersected at Creston Colorado

At Creston Colorado, diamond drilling has systematically traced a near surface zone of almost continuous gold mineralization that trends roughly north / south and dips very shallowly to the west. This zone of quartz stockwork and quartz vein breccia mineralization generally reaches a thickness of up to 65 metres and has been traced for over 800 metres along strike (open to the north) and for up to 200 metres down plunge (open down plunge).

Drill Hole	Zone	True Width* (metres)	From (metres)	To (metres)	Gold (g/t)	Silver (g/t)
CM-07-29	Creston Colorado	3.0	88.4	91.4	1.73	2.5
and		28.5	105.1	133.8	1.35	27.6
including		5.5	105.1	110.6	2.02	29.6
CM-07-30	Creston Colorado	17.1	108.8	126.0	0.51	14.9
including		5.6	108.8	114.4	1.16	16.5
CM-07-31	Creston Colorado	66.7	61.5	128.5	1.92	25.4
CM-07-32	Creston Colorado	18.7	44.0	62.8	1.35	12.0
CM-07-32A	Creston Colorado	6.4	43.3	49.7	6.07	43.4
CM-07-33	Creston Colorado	48.6	70.0	119.0	3.48	17.6
including		19.2	86.7	106.0	6.86	25.0
CM-07-34	Creston Colorado	13.1	93.8	107.0	1.59	7.5
and		28.5	162.7	191.3	1.67	12.0

*True thickness estimates are preliminary

Recent drilling on Creston Colorado has identified what appears to be two significant zones of stockwork mineralization in hole CM-07-034.  In two separate intercepts, assays returned gold grades of 1.59 grams per tonne gold and 7.5 grams per tonne silver over a true thickness of 13.1 metres, and 1.67 grams per tonne gold and 12.0 grams per tonne silver over an apparent true thickness of 28.5 metres.

Additionally, hole CM-07-031 returned an impressive true thickness of 66.7 metres grading 1.92 grams per tonne gold and 25.4 grams per tonne silver.  One of the best results returned so far at Creston Colorado was in hole CM-07-32A which returned 6.1 grams per tonne gold and 43.4 grams per tonne silver over 6.4 metres true thickness.  The hole was stopped short of its targeted depth, in mineralized rock, due to drilling and recovery problems.

These three holes are significant as they suggest potential ore-grade mineralization at relatively shallow depths accessible by open-pit mining.

http://www.agnico-eagle.com/files/CrestonMascotaPlanMap.pdf

http://www.agnico-eagle.com/files/CrestonCrossSection.pdf

Mascota Mineralization May Be Associated With Creston Colorado

At Mascota, drilling has identified similar, but thinner, near surface gold mineralization.  So far the zone has ranged between four and six metres true thickness.  The drilling program is now concentrating on extending the zone towards the adjacent Creston Colorado zone.

Most significantly, the results of the current exploration program suggest that the Creston Colorado and Mascota zones may form part of a larger more widespread zone, occurring at a similar geologic interval, but separated by sub-vertical fault zones that displace the same mineralized horizon. These zones are not included in the current reserve and resource estimate at Pinos Altos.

A new five kilometre road has been completed to provide better access to this sector.  A second drill rig will be added shortly and an initial resource calculation for this region is expected by the end of 2007.

Detail of 2007 Exploration Focus

Development on the underground ramp began in March.  Contract development of the underground exploration ramp at Pinos Altos is currently progressing at a rate of approximately 150 metres per month.  Over 250 metres of ramp has been completed to date and over 1,350 metres of ramp are expected to be completed by year end 2008.  Diamond drilling from the first underground drilling station is planned to commence in October 2007.  This drilling will target deep zones in Santo Nino and Cerro Colorado.  Over 12,000 metres of diamond drilling is planned to be completed by the end of the year. The main focus of the underground exploration program will be resource to reserve conversion of the Cerro Colorado/Santo Nino zones and the area between them.

In anticipation of a positive Board decision, Agnico-Eagle has signed a letter of intent for delivery of the long-lead time ball and SAG mills for the Pinos Altos project.

Gold and Silver Reserves at Pinos Altos

Pinos Altos currently has probable gold and silver reserves of 1.8 million ounces and 55.5 million ounces, respectively (18.6 million tonnes containing 3.07 grams per tonne gold and 92.77 grams per tonne silver). In the indicated resource category there are a further 1.6 million tonnes grading 1.48 grams per tonne gold and 61.84 grams per tonne silver, or 78,000 ounces of gold and 3.3 million ounces of silver. There are also inferred resources of 5.2 million tonnes grading 3.03 grams per tonne gold and 80.54 grams per tonne silver (0.5 million ounces of gold and 13.5 million ounces of silver).

Company-wide drilling programs continue to confirm that extensive mineralization exists outside of the current gold reserve and resource envelopes at the various properties.  The budgeted exploration expenditure in 2007 exceeds $40 million, the highest level in the Company’s history, including $26 million in Mexico.  Currently, 23 drill rigs are operating targeting 156,000 metres on exploration and 85,000 metres on definition drilling.

It is anticipated that drilling at the current projects will enable Agnico-Eagle to meet its year-end 2008 target of 18 million to 20 million ounces of gold reserves (current gold reserves are 15.4 million ounces, the highest level in the intermediate gold sector).  Agnico-Eagle’s gold reserves are all located in mining-friendly regions with low political risk.

Pinos Altos Analyst Tour

Agnico-Eagle is planning to host a tour of its Pinos Altos property on August 20 and August 21, 2007.  The trip is open to equity analysts.  A charter will be departing from Toronto early in the morning on August 20, returning late on August 21.  Interested parties should contact Hazel Winchester at (416) 847-3717 or hwinchester@agnico-eagle.com as soon as possible as spaces are limited.

Agnico-Eagle Options El Realito Project

Agnico-Eagle has recently entered into an exploration and purchase option agreement with a private Mexican company regarding the El Realito Property in Sinaloa, Mexico.  This property is on the southern extension of the same trend of the Sierra Madre Occidental Range that hosts Agnico-Eagle’s Pinos Altos property.

The El Realito Property comprises approximately 1,800 hectares of mining concessions located approximately 40 kilometres northeast of the town of Culiacan.  The agreement contemplates making a series of payments to the vendor of up to $3.5 million over the 24 month exploration work period.  Agnico-Eagle may exercise an option to purchase the property for a fixed price at any time during the term of the agreement.  The exploration program which includes prospecting, mapping, trenching and drilling has commenced and is anticipated to total up to $2.9 million for 2007.

This property has numerous gold showings and a history of small scale mining.  The gold structure can be followed over a strike length of approximately two kilometres and represents an epithermal system similar to Pinos Altos.

To date, Agnico-Eagle has completed surface trenching, sampling and geological mapping.  Minor visible gold was observed in several locations.  Historically, the deposit was worked by a limited number of artesianal miners, but remains largely untested.  A drilling program of 20,000 metres has been outlined and the geologists are on the site to prepare the summer program.

Scientific and Technical Data

Roger Doucet, P.Geo., the Company’s Exploration Manager for Mexico, who is a Qualified Person, has prepared and reviewed the exploration results for Pinos Altos that are disclosed in this press release. At Pinos Altos, the diamond drilling equipment recovers either NQ (48 mm diameter) or HQ (64 mm diameter) core samples. The drill core selected for analysis was sawed in half with one half sent to a commercial analytical laboratory and the other half retained for future reference or use.

Agnico-Eagle has established an Analytical Quality Assurance Program for sampling at Pinos Altos. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in the laboratories; duplicate samples quantify overall precision while certified standards determine the analytical accuracy. In addition approximately 10% of the assayed samples are sent to a second certified laboratory for check analysis.

ALS Chemex, an accredited exploration sample analysis laboratory either collects the split samples directly from the project site or they are delivered by the Company using a secure chain of custody procedure. The samples are prepared by ALS Chemex either in Chihuahua, Chihuahua or Hermosillo, Sonora and the analysis is done in Vancouver, British Columbia. BSI Inspectorate an accredited laboratory in Reno, Nevada, re-analyses all of the samples selected for check assaying.

The gold assaying method, using a 30 gram charge, is by Fire Assay with either an atomic adsorption finish or, if the result is greater than 3 parts per million of gold, a gravimetric finish as requested by the project geologist. Silver analysis, from a 30 gram charge, is either by three acid digestion followed by atomic absorption or, if the atomic absorption results is greater than 200 parts per million of silver by fire Assay with a gravimetric finish as requested.

Creston Colorado / Mascota Drill Hole Locations and Orientations

HOLE-ID	NORTH	EAST	ELEV.	AZIMUTH	DIP	LENGTH
CM-07-29	760736	3135879	1994	090	-45	219.0
CM-07-30	760700	3135881	1985	090	-45	235.0
CM-07-31	760781	3135929	2003	090	-45	170.0
CM-07-32A	760812	3135985	2002	090	-55	50.7
CM-07-33	760765	3135988	1995	090	-45	174.0
CM-07-34	760715	3135934	1998	090	-45	253.0

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 25 consecutive years.